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13010892

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KW 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSWELL CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13560 MORRIS ROAD, SUITE 1140
(No and Street)

ALPHARETTA (City) GA (State) 30004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHAD MCINTYRE 615-275-7540
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name*)

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

EM 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES WHITEMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSWELL CAPITAL SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING DIRECTOR

Title

Notary Public

Shari A DeSalvo
Notary Public
Fulton County, Georgia
My Commission Expires 12th of Nov, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

ROSWELL CAPITAL SECURITIES, LLC
(formerly Ogdenburr Partners, LLC)
(a wholly-owned subsidiary of Deerfield Holdings, LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEAR ENDED DECEMBER 31, 2012

ROSWELL CAPITAL SECURITIES, LLC (formerly Ogdenburr Partners, LLC)
(a wholly-owned subsidiary of Deerfield Holdings, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2012

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Statement of financial condition 3

Statement of operations 4

Statement of changes in member's equity 5

Statement of cash flows 6

Notes to financial statements 7

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2012 11

Independent Auditors' Report on Internal Control 13

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Roswell Capital Securities, LLC (formerly Ogdenburr Partners, LLC)
Alpharetta, Georgia

We have audited the accompanying financial statements of Roswell Capital Securities, LLC (the "Company") (a wholly-owned subsidiary of Deerfield Holdings, LLC), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roswell Capital Securities, LLC as of December 31, 2012, and the results of its operations, changes in member's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

Emphasis-of-Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, since the Company's commencement of operations in its present form on April 27, 2012, it has incurred a significant loss from operations and is presently dependent on continued capital contributions for a significant amount of its working capital. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 22, 2013

ROSWELL CAPITAL SECURITIES, LLC (formerly Ogdenburr Partners, LLC)
(a wholly-owned subsidiary of Deerfield Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Current assets:		
Cash and cash equivalents	$	12,110
Securities owned, at fair value		15,528
Other current assets		1,790
Total current assets		29,428
Amortizable intangible asset, net		52,000
	$	81,428
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities - accounts payable	$	15,424
Deferred rent expense		25,415
Member's equity		40,589
	$	81,428

See notes to financial statements and auditors' report.

ROSWELL CAPITAL SECURITIES, LLC (formerly Ogdenburr Partners, LLC)
(a wholly-owned subsidiary of Deerfield Holdings, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES:		
Commissions and consulting fees	$	215,000
Net unrealized gain on securities owned		5,528
Interest income		198
Total revenue		220,726
EXPENSES:		
Salaries and wages		638,135
Commissions		56,782
Payroll taxes		54,674
Broker and finder's fees		57,500
Consulting and contract labor		29,761
Occupancy costs and office expenses		81,264
Professional fees		28,142
Insurance		35,269
Regulatory fees and licenses		6,931
Other operating expenses		39,883
Amortization expense		8,000
Total expenses		1,036,341
NET LOSS	$	(815,615)

See notes to financial statements and auditors' report.

ROSWELL CAPITAL SECURITIES, LLC (formerly Ogdenburr Partners, LLC)
(a wholly-owned subsidiary of Deerfield Holdings, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

MEMBER'S EQUITY, January 1, 2012	$	8,031
Distribution of net assets to former member at acquisition - April 27, 2012		(8,031)
Consideration paid by current member for acquisition - April 27, 2012		60,000
Cash contributions by current member		796,204
Net loss		(815,615)
MEMBER'S EQUITY, December 31, 2012	$	40,589

See notes to financial statements and auditors' report.

ROSWELL CAPITAL SECURITIES, LLC (formerly Ogdenburr Partners, LLC)
(a wholly-owned subsidiary of Deerfield Holdings, LLC)

STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(815,615)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation received for services		(10,000)
Amortization expense		8,000
Net unrealized gain on securities owned		(5,528)
Changes in operating assets and liabilities:		
Other current assets		(1,790)
Accounts payable		15,424
Deferred rent expense		25,415
Net cash used in operating activities		(784,094)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member capital contributions		796,204
Distribution of cash to former member at acquisition		(7,881)
Net cash provided by financing activities		788,323
CHANGE IN CASH AND CASH EQUIVALENTS		4,229
CASH AND CASH EQUIVALENTS, beginning of year		7,881
CASH AND CASH EQUIVALENTS, end of year	$	12,110
SUPPLEMENTAL DISCLOSURE OF INVESTING ACTIVITIES:		
Distribution of noncash net assets to former member at acquisition	$	(150)
Consideration paid by current member for acquisition of company	$	60,000

See notes to financial statements and auditors' report.

1. Description of Business

Roswell Capital Securities, LLC (the "Company") is a registered broker-dealer headquartered in the Atlanta, Georgia metropolitan area and is organized as a Connecticut limited liability company. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and corporate finance consulting services with companies throughout North America. Until April 27, 2012, the Company had been known as Ogdenburr Partners, LLC and located in Fairfield, Connecticut, at which time it was acquired by its current member (see Note 3).

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenues at the time investment banking, commissions, and consulting fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents
The Company considers cash and cash equivalents to be cash on hand, demand deposits and short-term, highly liquid investments that are both readily convertible to known amounts of cash and that are so near to maturity that they represent no significant risk of change in value because of changes in interest rates.

Securities Owned
Securities owned are classified as trading securities and thus reported at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from the sales of securities, in addition to unrealized gains and losses are reported in the statement of operations as net gain or loss on securities owned. Fair values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification. See Note 5 for further disclosure on fair value measurements.

Deferred Rent Expense
Rent relating to the Company's sublease for its office space is expensed on a straight-line basis over the expected term of the sublease, resulting in the recognition of either a deferred liability or asset due to rent abatement and periodic rent escalation provisions in the sublease. During the period that the straight-line lease expense exceeds the amount required to be paid under the sublease terms, the excess is recorded as a noncurrent liability. At December 31, 2012, the balance of this liability is $25,415.

Income Taxes
As a single-member limited liability company, the Company is classified as a disregarded entity by the Internal Revenue Service. A disregarded entity does not file its own tax return, as its operating activity is reported in its member's tax return for taxation purposes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

In addition, inasmuch as the Company does not file a separate tax return, the tax positions taken relating to the Company's reported operations are ultimately determined by, and thus the potential obligation of its member should such positions not be sustained in an examination of the member's tax return. Nevertheless, management has evaluated the Company's reported operations for unrecognized tax benefits as they may affect tax positions taken by its member, and concluded that there are no uncertain tax positions that may affect the reported amounts or disclosure in the Company's financial statements. The Company's operations are subject to examination by taxing authorities for a period of three years after its member files its tax return for any particular year.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects as of February 22, 2013, which is the date the financial statements were available for issue.

3. Change of Ownership

On April 27, 2012, Deerfield Holdings, LLC ("Deerfield") acquired 100% of the Company's membership units in an equity purchase transaction in exchange for $60,000 in cash consideration. Under the terms of the purchase agreement, Deerfield did not acquire any net assets of the Company, thereby resulting in a purchase price in excess of net assets acquired of $60,000. The excess purchase price was assigned to an amortizable intangible asset, in that this entire value was attributed to the Company's existing regulatory registrations as a broker-dealer in effect at April 27, 2012. Under push-down accounting, the Company recorded the $60,000 paid by Deerfield as an intangible asset and an increase to member's equity, representing the member's initial investment in the Company. Amortization of the intangible asset is provided on a straight-line basis over its five year estimated useful life. Accumulated amortization and amortization expense was $8,000 as of, and for the year ended December 31, 2012

4. Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. On April 27, 2012, the Company was acquired by its current member, at which time its dormant operations were reorganized into an operational company. The Company has incurred a significant operating loss since the acquisition from the commencement of its present operations and is dependent upon periodic member capital contributions for a significant amount of its working capital. In investment banking, acquiring clients and consummating transactions to realize operating cash flows commonly requires considerable effort and lead time, coupled with the risk that a transaction in progress may not occur.

Management's plan for the Company's continuation is to aggressively seek out and consummate investment banking and consulting transactions to reduce and eventually eliminate reliance upon capital contributions, and in the interim reduce operating costs if necessary to control the amount of required contributions. While management believes its plan is achievable, there are no guarantees the Company will be successful in obtaining sufficient business or the member's continuation of capital contributions for period that may be required for the Company to become self-sustaining.

The accompanying financial statements do not include any adjustments that might result from the outcome of the above uncertainty.

5. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "*Fair Value Measurements and Disclosures*", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2012:

	Fair Value Measurements Using Input Type			
Description	Level 1	Level 2	Level 3	Total
Common stock	$ 15,528	$ -	$ -	$ 15,528

The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2012 on a non-recurring basis.

6. Contingencies and Commitments

FINRA Membership

Due to its change in ownership, the Company is required to obtain approval for continuing its membership with FINRA in order to operate as a registered broker-dealer. The Company's application for this approval is currently under review by FINRA, which has granted the Company extensions to continue operations during the review process. While management believes the Company will be granted approval, there is no guarantee this will occur until the review is completed.

Litigation, Claims and Assessments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there were no outstanding matters at December 31, 2012 requiring contingent loss recognition.

Operating Sublease
The Company leases its office space under a sublease expiring in November 2014 with an option for annual renewals, and is cancellable after February 2013 upon a three month notice. Under the sublease agreement, rent charged to the Company is in accordance with the same terms as the sublandlord's master lease with its landlord, prorated by the amount of office space occupied by the Company, which includes annual rent escalations. Total rent expense for the year ended December 31, 2012 was $56,084, of which $55,909 was sublease expense and included $25,415 of deferred rent expense.

7. Member's Equity

As presented in the accompanying financial statements, during the period April 27, 2012 to December 31, 2012, member's equity increased by capital contributions in cash totaling $796,204 for working capital needs, in addition to $60,000 in consideration paid by the current member for the acquisition of the Company (see Note 3). In accordance with the purchase agreement, at the acquisition date the Company distributed the recorded net assets of the Company totaling $8,031 to its former member.

8. Retirement Plan

The Company sponsors a qualified defined contribution retirement plan, which provides benefits to eligible employees electing to participate in the plan. The Company may elect to match employee contributions based upon a percentage of participants' deferred contributions. The Company did not elect to make any matching contributions under the plan provisions for the year ended December 31, 2012.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2012, the Company had a net allowable capital deficiency of $40,229, which was $45,229 below the required net capital of $5,000. Due to the net capital deficiency, the Company also exceeded the above stated 1500% aggregate indebtedness to net capital ratio as of December 31, 2012. Cash and cash equivalents held in brokerage accounts, securities owned, and other current and intangible assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

On January 7, 2013, the Company determined it had been operating below its required net capital since December 14, 2012 and reported the deficiency to FINRA and the SEC. The Company had not engaged in securities transactions, nor was any capital withdrawn during the period it determined it had been below its net capital requirement. On January 8, 2013, the net capital deficiency was corrected by receipt of a $100,000 cash capital contribution. Management believes the matter to be resolved with regulatory authorities and that the Company has been operating above its minimum net capital requirement from that date.

10. Subsequent Events

In addition to events occurring subsequent to December 31, 2012 as disclosed elsewhere, on January 22, 2013 the Company received an additional $100,000 capital contribution in cash.

ROSWELL CAPITAL SECURITIES, LLC (formerly Ogdenburr Partners, LLC)
(a wholly-owned subsidiary of Deerfield Holdings, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	40,589
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		40,589
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		40,589
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Cash and cash equivalents		11,500
Securities owned		15,528
Amortizable intangible asset, net		52,000
Other current assets		1,790
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/propriety capital charges		-
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		(40,229)
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	(40,229)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	2,723
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	(45,229)
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	(46,229)

Continued)

ROSWELL CAPITAL SECURITIES, LLC (formerly Ogdenburr Partners, LLC)
(a wholly-owned subsidiary of Deerfield Holdings, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2012

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	40,839
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	40,839
Percentage of aggregate indebtedness to net capital		(101.52)
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2012	$	(51,733)
Net audit adjustments		11,504
Net capital per above	$	(40,229)

See notes to financial statements and auditors' report.

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Managing Member
Roswell Capital Securities, LLC
Alpharetta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Roswell Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, prior to commencing our audit, the Company identified and reported the following deficiency which existed at December 31, 2012 that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Roswell Capital Securities, LLC as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 22, 2013:

Net Capital Monitoring - Considering its level of expenditures, the Company had insufficient procedures in place to determine its net capital position such that the requirement for capital contributions upon which it depends could be accurately projected and received from its member in a timely manner to prevent a net capital deficiency. Management believes this condition has been adequately addressed and corrected by reviewing and strengthening net capital monitoring controls, including the requirement for daily monitoring and updating the Company's Written Supervisory Procedures to ensure detailed communication of requirements to the assigned responsible personnel.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives, except as relating to the material weakness described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 22, 2013